Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP. Reports Financial Results for the Second Quarter and First Half ended December 31, 2018

Rosario, Argentina / March 18, 2019 — On March 14, 2019, Bioceres LLC and Union Acquisition Corp. succesfully completed the previously announced business combination. The new name of the combined entity upon the consummation of the business combination is Bioceres Crop Solutions Corp. (“Bioceres Crop Solutions”, the “Company”, “we”, “us” or “our”) (NYSE American: BIOX), which had 36,120,517 shares outstanding and an estimated net debt of $101 million upon closing. Bioceres Crop Solutions, a fully integrated provider of crop productivity solutions company, today announced its consolidated financial results for the three-month and six-month periods ended December 31, 2018.

Second Quarter ended December 31, 2018 highlights

•                      Revenues increased by 33% to $62.5 million, as compared to $47.1 million during the same period in 2017.

•                      Gross profit increased by 52% to $29.3 million, as compared to $19.3 million during the same period in 2017.

•                      Adjusted EBITDA increased by 121% or $11.1 million to $20.3 million from $9.1 million during the same period in 2017.

Six-month period ended December 31, 2018 highlights

•                      Revenues increased by 14% to $92.1 million, as compared to $81.0 million during the same period in 2017.

•                      Gross profit increased by 34% to $44.4 million, as compared to $33.1 million during the same period in 2017.

•                      Adjusted EBITDA increased by 83% or $13.2 million to $29.2 million from $16.0 million during the same period in 2017.

“This is our first earnings report since initiating our NYSE American listing last Friday, and we are delighted to show a very robust performance for the last quarter and the second half of the 2018 calendar year. This financial performance is the result of multiple growth initiatives currently under execution, most significantly growth in our micro-beaded fertilizer and international businesses. There is also a shift in our product mix away from third-party products, resulting in improvement in gross margin profiles. Although these numbers have exceeded our initial projections for the reported period, we are not revising at this time our projections for Fiscal Year 2019.” said Federico Trucco, CEO of Bioceres Crop Solutions.

“Over the past two quarters we have been able to accomplish consistent growth in revenues while increasing our Adjusted EBITDA margin. These results led us to a total Adjusted EBITDA of $35.6 million for the last twelve-month (“LTM”) period ended December 1, 2018. Despite being very satisfied with this strong margin performance, we do not anticipate this trend to expand throughout the following two quarters and therefore maintain $38 million as our Adjusted EBITDA target for the full fiscal year ending June 2019.” said Enrique López Lecube, CFO of Bioceres Crop Solutions.

The unaudited financial information in this press release has been prepared consistently with International Accounting Standards 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board.

This press release does not contain Bioceres Crop Solutions’ financial information, but presents the financial information of the Bioceres Inc Crop Business (as defined below) on a carve-out basis, combined with that of Bioceres Semillas S.A. (collectively, the “Group”).

Bioceres Inc Crop Business is defined as the contributed crop business net assets made by Bioceres Inc. (which was converted to Bioceres LLC) to BCS Holdings, Inc. (a wholly-owned subsidiary of Bioceres Crop Solutions) pursuant to the business combination that consummated on March 14, 2019.

Considering the recent completion of the business combination between Bioceres LLC and Union Acquisition Corp., Bioceres Crop Solutions will not hold a conference call at this time. Instead, the Company intends to host a conference call and webcast to comprehensively discuss its full annual results and performance for the fiscal year ended June 30, 2019 at the time of their release.

About Bioceres Crop Solutions

Bioceres Crop Solutions is a fully integrated provider of crop productivity solutions, including seeds, seed traits, seed treatments, biologicals, high-value adjuvants and fertilizers. Unlike most industry participants that specialize in a single technology, chemistry, product, condition or stage of plant development, Bioceres Crop Solutions has developed a multi-discipline and multi-product platform capable of providing solutions throughout the entire crop cycle, from pre-planting to transportation and storage. Bioceres Crop Solutions’ platform is designed to cost effectively bring high value technologies to market through an open architecture approach. Bioceres Crop Solutions’ headquarters and primary operations are based in Argentina, which is its key end-market as well as one of the largest markets globally for genetically modified crops. Through its main operational subsidiary Rizobacter, Bioceres Crop Solutions has a growing and significant international presence, particularly in Brazil and Paraguay.

For more information, visit www.biocerescrops.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-IFRS Financial Information

We supplement the use of IFRS financial measures with non-IFRS financial measures, including Adjusted EBITDA. We define Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation and inventory purchase allocation.

We believe that Adjusted EBITDA provides useful supplemental information to investors about us and our results. Adjusted EBITDA is among the measures used by our management team to evaluate our financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA and similarly titled measures are frequently used by our competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in our industry. We also believe that Adjusted EBITDA is helpful to investors because it provides additional information about trends in our core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•    Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;

•    Adjusted EBITDA does not reflect our financial expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other financial income;

•    Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;

•    although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for the replacements;

•    although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

•    other companies may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our combined financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Application of IAS 29

Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018. IAS 29 requires, to adjust all non-monetary items in the statement of financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period.  Consequently, on a monthly basis, results of operations for each reporting period are measured in Argentine Pesos and adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operations are readjusted each successive month to reflect changes in the monthly inflation rate.

After the restatement explained above, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that all amounts shall be translated at the closing rate at the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

Table 1: Consolidated statement of comprehensive income

	Six-month period ended	Six-month period ended	Three-month period ended	Three-month period ended	LTM period ended
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018
Total revenue	92,071,466	81,007,237	62,459,242	47,133,076	144,606,933
Cost of sales	(47,652,679)	(47,866,280)	(33,153,669)	(27,854,647)	(76,880,950)
Gross profit	44,418,787	33,140,957	29,305,573	19,278,429	67,725,983
% Gross profit	48%	41%	47%	41%	47%

Operating expenses	(17,769,209)	(21,926,674)	(10,640,232)	(12,593,092)	(35,056,323)
Share of profit (loss) of JV	812,593	(72,238)	732,437	(127,355)	(1,251,970)
Other income or expenses, net	(298,562)	286,772	(400,173)	343,650	28,055
Operating profit	27,163,609	11,428,817	18,997,605	6,901,632	31,445,745

Finance result	(14,546,307)	(13,192,795)	(810,653)	(7,752,674)	(42,304,228)
Profit / (Loss) before income tax	12,617,302	(1,763,978)	18,186,952	(851,042)	(10,858,483)

Income tax	(5,050,749)	5,856,052	(7,021,142)	5,566,215	21,716
Profit / (Loss) for the period	7,566,553	4,092,074	11,165,810	4,715,173	(10,836,767)

Other comprehensive income or (loss)	(2,511,723)	(11,651,111)	13,883,530	(7,494,623)	(22,694,166)
Total comprehensive income / (loss)	5,054,830	(7,559,037)	25,049,340	(2,779,450)	(33,530,933)

Profit for the period attributable to:
Equity holders of the parent	4,229,006	1,127,545	6,847,451	1,953,863	(7,938,072)
Non-controlling interests	3,337,547	2,964,529	4,318,359	2,761,310	(2,898,695)
	7,566,553	4,092,074	11,165,810	4,715,173	(10,836,767)
Total comprehensive income / (loss) attributable to:
Equity holders of the parent	2,258,578	(6,184,443)	16,505,763	(2,444,850)	(25,484,051)
Non-controlling interests	2,796,252	(1,374,594)	8,543,577	(334,600)	(8,046,882)
	5,054,830	(7,559,037)	25,049,340	(2,779,450)	(33,530,933)

Table 2: Adjusted EBITDA reconciliation

The table below provides a reconciliation of our loss for the period/year to Adjusted EBITDA.

Reconciliation of Adjusted EBITDA:	Six-month period ended	Six-month period ended	Three-month period ended	Three-month period ended	LTM period ended
Profit / (Loss) for the period	7,566,553	4,092,074	11,165,810	4,715,173	(10,836,767)
Income tax (benefit)/expense	5,050,749	(5,856,052)	7,021,142	(5,566,215)	(21,716)
Finance results	14,546,307	13,192,795	810,653	7,752,674	42,304,228
Depreciation of property, plant and equipment	1,084,831	1,159,959	680,547	525,528	2,155,753
Amortization of intangible assets	992,292	1,135,677	574,421	558,644	1,998,091
Inventory purchase price allocation charge	—	2,257,378	—	1,138,223	—
Stock-based compensation charges	8,921	34,219	5,117	23,679	4,707
Adjusted EBITDA	29,249,653	16,016,050	20,257,690	9,147,706	35,604,296

Table 3: Segment information

The following tables present information with respect to the Group’s reporting segments:

Period ended December 31, 2018	Seed and integrated products	Crop protection	Crop nutrition	Combined
Revenues
Sale of goods	18,951,726	46,435,705	26,141,232	91,528,663
Royalties	518,933			518,933
Rendering of services	10,910			10,910
Government grants
Grants	12,960			12,960
Total revenue	19,494,529	46,435,705	26,141,232	92,071,466

Cost of sales	(6,285,219)	(26,078,960)	(15,288,500)	(47,652,679)
Gross margin per segment	13,209,310	20,356,745	10,852,732	44,418,787

Period ended December 31, 2017	Seed and integrated products	Crop protection	Crop nutrition	Combined
Revenues
Sale of goods	17,309,050	45,702,056	17,733,705	80,744,811
Royalties	150,335			150,335
Rendering of services	83,424			83,424
Government grants
Grants	28,667			28,667
Total revenue	17,571,476	45,702,056	17,733,705	81,007,237

Cost of sales	(8,897,005)	(30,573,546)	(8,395,729)	(47,866,280)
Gross margin per segment	8,674,471	15,128,510	9,337,976	33,140,957

Comparison of segment information for the six-month period ended December 31, 2018 and 2017

As of July 1, 2018, the Group began to apply IAS 29 “Financial reporting in hyperinflationary economies” to its financial statements. As a result, results of operations for the six-month period ended December 31, 2018 have been adjusted for the application of such standard, while results of operations for the six-month period ended December 31, 2017 have not.

Revenue

The change in the translation mechanism from the application of IAS 29 had a positive impact of $2.8 million in the six-month period ended December 31, 2018; however, excluding such impact, sales increased by $7.5 million in crop nutrition revenues, by $1.4 million in seed and integrated products and decreased by $0.7 million in crop protection.

Revenue by business segment

Crop Protection. Revenue was $46.4 million for the six-month period ended December 31, 2018, compared to $45.7 million for the corresponding six-month period in 2017, primarily due to the change in translation mechanism that resulted from the application of IAS 29, which caused a $1.4 million increase, and an increase in other crop protection revenues of $0.5 million. This effect was partially offset by a decrease of revenues in insecticides and fungicides of $0.2 million and a decrease in adjuvants revenues of $0.9 million.

Seed and Integrated Products. Revenue for the six-month period ended December 31, 2018 was $19.5 million, compared to $17.6 million for the corresponding six-month period in 2017, primarily due to (i) the change in translation mechanism that resulted from the application of IAS 29, which caused a US$0.5 million increase in our reported revenue of seed and integrated products and (ii) an increase in sales of our seed and integrated products of US$1.4 million.

Crop Nutrition. Revenue for the six-month period ended December 31, 2018 was $26.1 million, compared to $17.7 million for the corresponding six-month period in 2017, primarily due to the change in translation mechanism that resulted from the application of IAS 29, which caused an increase of $0.9 million in reported accrued inoculants and fertilizers revenue, an increase of $6.8 million in revenues of fertilizers and an increase of $0.7 million in inoculants sales.

Cost of sales

The change in the translation mechanism from the application of IAS 29 resulted in an increase of $5.0 million in cost of sales for the six-month period ended December 31, 2018; however, excluding such impact, cost of sales decreased by $7.5 million in crop protection, by $3.4 million in seed and integrated products and increased by $5.7 million in crop nutrition. Cost of sales in the six-mount period ended December 2017 increased due to a non-recurring incremental cost related to Rizobacter’s Purchase Price Allocation (“PPA”) adjustments in inventories of $1.4 million in crop protection, $0.4 million in crop nutrition and $0.3 million in seed and integrated products.

Cost of sales by business segment

Crop Protection. Our reported cost of sales was $26.1 million for the six-month period ended December 31, 2018, compared to $30.6 million for the corresponding six-month period in 2017. The change in the translation mechanism from the application of IAS 29 resulted in an increase of $3.0 million in the six-month period ended December 31, 2018; however, excluding such impact, cost of sales decreased by $5.4 million in cost of sales of adjuvants and by $2.1 million in cost of sales of insecticides, fungicides and other crop protection products. Cost of sales in the six-mount period ended December 2017 increased due to non-recurring incremental cost related to PPA adjustments in inventories of $0.6 million in cost of sales of adjuvants and $0.8 million in cost of sales of insecticides, fungicides and other crop protection products.

Seed and Integrated Products. Our reported cost of sales was $6.3 million for the six-month period ended December 31, 2018, compared to $8.9 million for the corresponding six-month period in 2017. The change in the translation mechanism from the application of IAS 29 resulted in an increase of $0.8 million in the six-month period ended December 31, 2018; however, excluding such impact, cost of sales decreased by $3.4 million in cost of sales of seed and integrated products. Cost of sales in the six-mount period ended December 2017 increased due to a non-recurring incremental cost related to PPA adjustments in inventories of $0.3 million.

Crop Nutrition. Our reported cost of sales increased to $15.3 million for the six-month period ended December 31, 2018, from $8.4 million for the corresponding six-month period in 2017, primarily due to the change in translation mechanism that resulted from the application of IAS 29, which caused a $1.2 million increase in the reported amount. Such increase was also due to an increase of $4.6 million in cost of sales of fertilizers and $1.1 million in cost of inoculants. Cost of sales in the six-mount period ended December 2017 increased due to a non-recurring incremental cost related to PPA adjustments in inventories of $0.3 million in fertilizers and $0.1 million in inoculants.

Table 4: Consolidated statement of financial position

	12/31/2018	06/30/2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,251,154	2,215,103
Other financial assets	4,567,406	4,550,847
Trade receivables	82,120,771	52,888,427
Other receivables	5,084,534	4,240,205
Income and minimum presumed income taxes recoverable	61,834	2,082,269
Inventories	24,097,484	19,366,001
Total current assets	120,183,183	85,342,852

NON-CURRENT ASSETS
Other financial assets	346,575	243,358
Other receivables	1,409,634	4,979,507
Income and minimum presumed income taxes recoverable	570,231	126,653
Deferred tax assets	624,646	5,601,821
Investments in joint ventures and associates	27,144,578	19,072,055
Property, plant and equipment	42,703,375	40,177,146
Intangible assets	35,181,602	26,657,345
Goodwill	21,556,423	14,438,027
Total non-current assets	129,537,064	111,295,912
Total assets	249,720,247	196,638,764

	12/31/2018	06/30/2018
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	42,911,186	27,708,830
Borrowings	89,924,339	65,308,928
Employee benefits and social security	5,194,969	4,411,713
Deferred revenue and advances from customers	1,234,024	1,007,301
Income and minimum presumed income taxes payable	708,189	2,569
Government grants	4,754	17,695
Financed payment - Acquisition of business	19,338,121	20,223,590
Total current liabilities	159,315,582	118,680,626

NON-CURRENT LIABILITIES
Borrowings	18,026,397	25,708,205
Government grants	9,124	15,532
Investments in joint ventures and associates	2,048,254	2,012,298
Deferred tax liabilities	14,974,403	13,591,942
Provisions	502,199	845,486
Financed payment - Acquisition of business	—	2,651,019
Total non-current liabilities	35,560,377	44,824,482
Total liabilities	194,875,959	163,505,108

EQUITY
Equity attributable to owners of the parent	24,830,569	13,713,484
Non-controlling interests	30,013,719	19,420,172
Total equity	54,844,288	33,133,656

Total equity and liabilities	249,720,247	196,638,764

Contact:

Investor Relations

investor@biocerescrops.com

https://biocerescrops.com/investor-contact/